UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description December Operational Update dated 11 January 2023

Press Release

11 January 2023

Argo Blockchain plc

("Argo" or "the Company")

December 2022 Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK) is pleased to provide the following operational update for December 2022.

During the month of December, Argo mined 147 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 198 BTC in November 2022. The decrease in BTC mined was primarily due to the curtailment of mining operations at the Helios facility in Dickens County, Texas in response to the widespread winter storm that impacted much of the United States in late December. The Helios facility draws power from the Texas grid and can reduce electricity usage during extreme weather events or times of stress on the grid. During the winter storm, Argo joined other Texas Bitcoin miners in reducing power usage by an estimated 1,500 MW, according to the Texas Blockchain Council. Argo has always committed to being a good community partner, and the Company is proud to have contributed to the stability of the Texas power grid during the winter storm.

As of 31 December 2022, the Company held 141 Bitcoin, of which 116 were Bitcoin Equivalents.

The Company's total hashrate capacity continues to be 2.5 EH/s.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in December amounted to $2.49 million [£2.07 million*] (November 2022 $3.46 million [£2.94 million*].

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 48% for the month of December (November 2022: 29%).

Sale of Helios to Galaxy

As previously announced on 29 December 2022, the Company closed on a series of agreements with Galaxy Digital Holdings Ltd. (TSX: GLXY) ("Galaxy") to sell its Helios facility to Galaxy for $65 million (£54 million), refinance existing equipment financing loans with a new asset-backed loan from Galaxy in the amount of $35 million (£29 million), and host Argo's mining machines at Helios. The transactions improve the Company's balance sheet and liquidity by reducing total indebtedness by $41 million (£34 million) and improving its cash position. As of 31 December 2022, pro forma for the transactions, the Company's total debt was approximately $79 million (£65 million), and its bank balance was approximately $20 million (£16 million).

The transactions with Galaxy also streamline the Company's operations. Argo maintains ownership of its entire fleet of mining machines, and Galaxy will host the fleet of Bitmain S19J Pro machines at Helios. Additionally, Argo maintains ownership of its two data centers in Quebec, which have a combined power capacity of approximately 20 MW and attractive power prices.

In connection with the sale of Helios and shifting priorities for the Company, Justin Nolan (Chief Growth Officer) and Theodore Papadakis (VP Data Center Operations) have left Argo. Argo is grateful for their contributions to the Company during their tenure and wishes them well in future endeavours.

Management Commentary

Argo's Chief Executive Peter Wall said, "While our mining results for December were lower than anticipated, the primary driver was the winter storm which led us to curtail operations at Helios. We made this decision in order to not only reduce power usage on the grid, but also to prioritise the needs of the local community and safety of our Helios employees. After the winter storm and associated freezing temperatures had subsided, we safely brought Helios back online and resumed operations."

Commenting on the Galaxy transaction, Wall said, "These agreements with Galaxy mark the beginning of a new chapter for Argo. We built a world-class mining facility at Helios, and I believe that Galaxy has the right team and resources to build upon the foundation that Argo established. This deal also allows Argo to continue our mining operations, both at Helios as a hosted customer, as well as at our owned-and-operated facilities in Quebec. I look forward to sharing more details on our growth strategy for 2023 and beyond in due course."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realised losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of November 2022 and December 2022.

	Month Ended 30 November 2022		Month Ended 31 December 2022
	£(000s)	$(000s)	£(000s)	$(000s)
Gross profit/(loss)	(1,462)	(1,724)	(704)	(847)
Gross Margin	(50%)	(50%)	(34%)	(34%)
Non mining revenue	(33)	(39)	(25)	(30)
Depreciation of mining equipment	1,849	2,180	1,795	2,159
Change in fair value of digital currencies(1)	1	1	(96)	(116)
Realised (profit)/loss on sale of digital currencies	493	581	20	24

Mining Profit	848	1,000	990	1,190
Bitcoin and Bitcoin Equivalent Mining Margin	29%	29%	48%	48%

(1) Due to unfavourable changes in the fair value of BTC there was a loss on the change in fair value of digital currencies in November 2022. Due to favourable changes in the fair value of BTC there was a gain on the change in fair value of digital currencies in December 2022.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January, 2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel